Norske Skog

Lysaker, 2004-05-03

RECEIVED
2004 MAY 11 P 3:44
OFFICE OF INTERNATIONAL CORPORATE FINANCE

United States Securities and Exchange Commission
Washington DC 20549

USA

04030003

SUPPL

Information - file 82-5226

Please find enclosed copies of documents sent to Oslo Stock Exchange on May 3, 2004.

Regards,
Norske Skogindustrier ASA
Shareholders' Register

Heidi Lesjø

PROCESSED
MAY 18 2004
THOMSON FINANCIAL

Enclosure: Messages sent to Oslo Stock Exchange May 3, 2004

dlw 5/18

Norske Skog

Message to Oslo Stock Exchange

Possible divestment of ownership in Nordic Paper

Norske Skog and M. Peterson & Søn A/S have started a process with the intention to sell Nordic Paper. The company is owned 45 per cent by Norske Skog, and 55 per cent by Peterson. It is expected that the selling process will be finalised during the summer of 2004.

Nordic Paper is the world's largest producer of greaseproof paper, with two mills in Norway and one in Sweden. The company has 415 employees and sales revenue in 2003 was NOK 800 million.

Oxenøen, May 3, 2004

NORSKE SKOG
Corporate Communications